SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:    Sale of Aviva Investors Australia Ltd

11 August 2011

AVIVA ANNOUNCES SALE OF AVIVA INVESTORS' EQUITY BUSINESS IN AUSTRALIA

Aviva today announces the sale of Aviva Investors Australia Ltd ("AIAL") to nabInvest, National Australia Bank's direct asset management business.

The sale is consistent with Aviva Investors' strategy to focus on growing its Asian regional hub in Singapore, and consistent with Aviva group's strategy to focus on 12 priority markets.

The transaction, which is subject to regulatory approval, is expected to close in the third quarter of 2011.

AIAL had IFRS gross assets of A$32 million at 31 December 2010 and assets under management of approximately A$5.5 billion at 31 July 2011.

Enquiries:

Analysts

Jonathan Price                        +44 (0) 20 7662 2111

Media

Andrew Reid                            +44 (0)7800 694276

Notes to editors:

●      Aviva Investors is the global asset management business of Aviva plc. The business delivers investment management solutions, services and client-driven performance to clients worldwide. Aviva Investors operates in 14 countries in Asia Pacific, Europe, North America and the United Kingdom with assets under management of £269 billion at 30 June 2011.

●    Aviva is the world's sixth largest* insurance group, serving over 53 million customers across Europe, North America and Asia Pacific

●     Aviva's main business activities are long-term savings, fund management and general insurance, with worldwide total sales of £47.1 billion and funds under management of £402 billion at
      31 December 2010

●    We are the largest insurance services provider in the UK and one of the leading providers of life and pensions products in Europe

●    The Aviva media centre at www.aviva.com/mediaincludes images, company and product information and a news release archive

●    For broadcast-standard video, please visit http://www.aviva.com/media/video/.

●    Follow us on twitter: www.twitter.com/avivaplc

*based on 2010 published life and pensions PVNBP on an MCEV basis, total investment sales and general insurance and health new written premiums, including share of associates' premiums.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 11 August, 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary